Exhibit 99.1

LIZHI INC. Reports Second Quarter 2020 Unaudited Financial Results

GUANGZHOU, August 13, 2020 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), a leading online UGC1 audio community and interactive audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial and Operational Highlights

•

Net revenues were RMB350.9 million (US$49.7 million) in the second quarter of 2020, representing a 56% increase from RMB225.0 million in the second quarter of 2019, and compared to RMB370.3 million in the previous quarter.

•

Average total mobile MAUs[2] in the second quarter of 2020 reached 55.9 million, representing an increase of 29% from 43.5 million in the second quarter of 2019, and compared to 54.5 million in the previous quarter.

•

Average total monthly paying users[3] in the second quarter of 2020 reached 463.4 thousand, representing an increase of 51% from 307.7 thousand in the second quarter of 2019, and compared to 450.3 thousand in the previous quarter.

“Our diverse and extensive user-generated content library, which spans a variety of interactive entertainment features, continued to bolster our growth in the second quarter of 2020 with revenue increasing by 56% year-over-year. We are seeing a growing virtuous ecosystem with average mobile MAUs growing by 29% year-over-year as we continue to convert our traffic into paying users, which grew 51% year-over-year,” said Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI. “Amidst challenges stemming from the pandemic and broad-based economy, our second quarter results reflect growing demand amongst the young generation. With diverse audio content and interactive entertainment experiences across a wide array of genres, such as life & relationship, talk show, and ACG4, we were able to meet that demand. We believe LIZHI is well positioned to exploit the booming trend in the online audio and entertainment industry with our strong community base and enhanced content enrichment strategy.

“As we focus on fostering an immersive audio-centric UGC community, we are dedicated to strengthening our content by attracting and cultivating content creators with our advanced technology, easy-to-use creation tools, and various supportive programs and activities. The cumulative number of podcasts uploaded to our platform reached a new record high of 215 million in this quarter, up 48% year-over-year. Motivated by growth opportunities in China’s online audio space, we will continue driving user engagement and optimizing our commercialization models, by expanding audio portfolios and exploring more social entertainment features. We believe our efforts to leverage our audio-centric technology and growing user base, along with our deep understanding of audience preferences, will place LIZHI at the forefront of market trends and user satisfaction, while reinforcing our leading position as the go-to online audio platform for the young generation user community in China,” concluded Mr. Lai.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “Our second quarter financial performance underscores our enhanced operating efficiency and profitability. In the second quarter, our total net revenues increased by 56% to RMB350.9 million from the same period one year ago, driven by robust growth in our paying user base. In this quarter, we are also pleased to see improving profitability with margin expansion across the board, highlighted by quarter-over-quarter basis point increases in gross margin of 470, operating margin of 570 and net margin of 670. We believe our focus on enabling content creators and hosts to serve their audience community will continue to drive user engagement and enhance monetization efforts. Going forward, we will remain dedicated to enhancing our content ecosystem, strengthening brand recognition, continuing to invest in and improve proprietary technologies and finally, advancing our strategic initiatives for our growing community.”

[1]	Refers to user-generated content.
[2]

Refers to the average monthly number of active users of our platforms in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[3]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

[4]	Refers to animation, comics and games.

Second Quarter 2020 Unaudited Financial Results

Net revenues were RMB350.9 million (US$49.7 million) in the second quarter of 2020, representing an increase of 56% from RMB225.0 million in the second quarter of 2019, and compared to RMB370.3 million in the previous quarter.

Audio entertainment revenues reached RMB344.1 million (US$48.7 million) in the second quarter of 2020, representing an increase of 55% from RMB222.2 million in the second quarter of 2019, and compared to RMB366.4 million in the first quarter of 2020. The year-over-year increase was mainly due to our increasingly expanding user base and the increase in the number of paying users in our interactive audio social entertainment products during the period. The quarter-over-quarter decrease was primarily attributable to the decrease of average user spending due to the impact on overall discretionary demand by the COVID-19.

Podcast, advertising and other revenues were RMB6.8 million (US$1.0 million) in the second quarter of 2020, an increase of 141% from RMB2.8 million in the second quarter of 2019, and an increase of 77% from RMB3.8 million in the first quarter of 2020, respectively. The quarter-over-quarter increase was mainly attributable to the increase of our advertising revenue. The year-over-year increase was primarily attributable to the increase in the number of paying users in our podcast services.

Cost of revenues was RMB265.2 million (US$37.5 million) in the second quarter of 2020, representing an increase of 65% year-over-year and a decrease of 11% quarter-over-quarter. The year-over-year increase was primarily due to the increase of revenue sharing fees, payment handling costs and bandwidth costs generally in line with the growth of the Company’s business, as well as the recognition of share-based compensation expenses that became effective upon the IPO. The quarter-over-quarter decrease was because (i) the revenue sharing fees and other costs decreased generally in line with the decrease of audio entertainment revenues, and (ii) we scaled down our incentive program in February 2020 which led to a decrease in revenue sharing fees for content creators in the second quarter of 2020. We may adjust our incentive program from time to time in the ordinary course of business.

Gross profit was RMB85.7 million (US$12.1 million) in the second quarter of 2020, representing an increase of 33% from RMB64.3 million in the second quarter of 2019 and an increase of 18% from RMB72.9 million in the first quarter of 2020.

Non-GAAP gross profit5 was RMB90.5 million (US$12.8 million) in the second quarter of 2020, representing an increase of 41% from RMB64.3 million in the second quarter of 2019 and an increase of 16% from RMB78.0 million in the first quarter of 2020.

Gross margin was 24% in the second quarter of 2020, compared to 29% and 20% in the second quarter of 2019 and the first quarter of 2020, respectively. Non-GAAP gross margin was 26% in the second quarter of 2020, compared to 29% and 21% in the second quarter of 2019 and the first quarter of 2020, respectively.

Operating expenses were RMB110.8 million (US$15.7 million) in the second quarter of 2020, representing a decrease of 1% from RMB112.3 million in the second quarter of 2019 and a decrease of 8% from RMB120.6 million in the first quarter of 2020.

Research and development expenses were RMB54.8 million (US$7.8 million) in the second quarter of 2020, representing an increase of 66% from RMB33.1 million in the second quarter of 2019 and a decrease of 6% from RMB58.4 million in the first quarter of 2020. The quarter-over-quarter decrease was mainly attributable to a decrease in the outsourcing services in connection with technology consulting and related services. The year-over-year increase was mainly due to our efforts in the development of AI applications and enhancing data security, as well as the share-based compensation expenses recognized upon and after our IPO occurred in January 2020.

[5]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB4.8 million (US$0.7 million) in the second quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Selling and marketing expenses were RMB31.2 million (US$4.4 million) in the second quarter of 2020, representing a decrease of 55% from RMB69.6 million in the second quarter of 2019 and a decrease of 13% from RMB35.7 million in the first quarter of 2020. The decreases were primarily attributable to reduced expenses related to branding and promoting activities in the second quarter of 2020.

General and administrative expenses were RMB24.8 million (US$3.5 million) in the second quarter of 2020, representing an increase of 157% from RMB9.7 million in the second quarter of 2019 and a decrease of 6% from RMB26.4 million in the first quarter of 2020. The quarter-over-quarter decrease was primarily due to the decrease in the share-based compensation expenses in this quarter. The year-over-year increase was mainly due to the increasing expenses in the salary and welfare benefits, other professional service and recognition of share-based compensation expenses that became effective upon the IPO.

Operating loss was RMB25.0 million (US$3.5 million) in the second quarter of 2020, compared to operating loss of RMB48.1 million and RMB47.7 million in the second quarter of 2019 and the first quarter of 2020, respectively, narrowed down by 48% both year-over-year and quarter-over-quarter.

Non-GAAP operating loss6 was RMB11.2 million (US$1.6 million) in the second quarter of 2020, compared to non-GAAP operating loss of RMB48.1 million and RMB28.7 million in the second quarter of 2019 and the first quarter of 2020, respectively, narrowed down by 77% year-over-year and 61% quarter-over-quarter.

Net loss was RMB22.0 million (US$3.1 million) in the second quarter of 2020, narrowed down by 50% and 54% from RMB44.2 million in the second quarter of 2019 and RMB48.2 million in the first quarter of 2020, respectively.

Non-GAAP net loss7 was RMB8.2 million (US$1.2 million), narrowed down by 81% year-over-year and 72% quarter-over-quarter, from RMB44.2 million in the second quarter of 2019 and RMB29.2 million in the first quarter of 2020, respectively.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB22.0 million (US$3.1 million) in the second quarter of 2020, compared to net loss attributable to LIZHI INC.’s ordinary shareholders of RMB115.5 million and RMB202.3 million in the second quarter of 2019 and the first quarter of 2020, respectively. Accretions to preferred shares redemption value, as a key component contributed to the net loss attributable to LIZHI INC.’s ordinary shareholders, were RMB71.4 million and RMB154.1 million in the second quarter of 2019 and the first quarter of 2020, respectively, while there were no such accretions in the second quarter of 2020.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders8, which excludes accretions to preferred shares redemption value before the IPO and share-based compensation expenses, was RMB8.2 million (US$1.2 million) in the second quarter of 2020, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB44.2 million and RMB29.2 million in the second quarter of 2019 and the first quarter of 2020, respectively.

Basic and diluted net loss per ADS9 were RMB0.48 (US$0.07) in the second quarter of 2020, compared to RMB8.89 in the second quarter of 2019 and RMB5.33 in the first quarter of 2020, respectively. Non-GAAP basic and diluted net loss per ADS10 were RMB0.18 (US$0.03), compared to non-GAAP basic and diluted net loss per ADS of RMB3.40 and RMB0.77 in the second quarter of 2019 and the first quarter of 2020, respectively.

[6]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. These adjustments amounted to RMB13.8 million (US$2.0 million) in the second quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[7]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. These adjustments amounted to RMB13.8 million (US$2.0 million) in the second quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[8]

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB13.8 million (US$2.0 million) and RMB71.4 million in the second quarter of 2020 and 2019, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[9]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[10]

Non-GAAP basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS.

Balance Sheets

As of June 30, 2020, the Company had cash and cash equivalents and short-term investments of RMB352.7 million (US$49.9 million), compared to RMB326.9 million as of March 31, 2020.

Business Outlook

Since various measures that the Chinese government implemented to constrain the COVID-19 outbreak have been relaxed, many aspects of daily life in China gradually returned to normal routine. However, the situation in certain countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. The extent to which the COVID-19 impacts on the Company’s operations beyond the second quarter of 2020 will depend on future developments, which are subject to changes and substantial uncertainty and therefore cannot be predicted.

For the third quarter of 2020, the Company currently expects net revenues to be in the range of RMB350 million to RMB370 million, representing a year-over-year growth of approximately 6.5% to 12.6%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 13, 2020 (9:00 AM Beijing/Hong Kong Time on August 14, 2020).

To speed up the entry process for participants, this earnings conference call requires all participants to finish an online registration in advance.

For participants who wish to join the call, please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/4757706 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until August 20, 2020, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	4757706

About LIZHI INC.

LIZHI INC. is a leading online UGC audio community and interactive audio entertainment platform in China, with a mission to enable everyone to showcase vocal talent. The Company is aiming to bring people closer together through voices.

Since the launch of its Lizhi app in 2013, LIZHI has cultivated a vibrant and growing community encouraging audio content creation and sharing. Now LIZHI is an audio wonderland offering a wide range of podcasts and audio entertainment products and features, including audio live streaming and various interactive audio social products, empowering users to enjoy an immersive and diversified entertainment experience through audio.

LIZHI envisions a global audio community – a place where everyone can create, share and connect with each other through voices and across cultures.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss, non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses. Non-GAAP net loss is net loss excluding share-based compensation expenses. Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss per ADS is non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	82,709	272,389	38,554
Short-term investments	—	80,346	11,372
Accounts receivable, net	2,979	7,063	1,000
Prepayments and other current assets	18,774	20,176	2,856

Total current assets	104,462	379,974	53,782

Non-current assets
Property, equipment and leasehold improvement, net	32,387	32,866	4,652
Intangible assets, net	1,701	1,975	280
Right-of-use assets, net (1)	—	7,510	1,063
Other non-current assets	2,133	4,875	690

Total non-current assets	36,221	47,226	6,685

TOTAL ASSETS	140,683	427,200	60,467

LIABILITIES
Current liabilities
Accounts payable	72,299	63,659	9,010
Deferred revenue	14,530	15,654	2,216
Salary and welfare payable	68,935	70,945	10,042
Other tax payable	2,631	4,886	692
Short-term loans	—	47,116	6,669
Lease liabilities due within one year (1)	—	5,961	844
Accrued expenses and other current liabilities	33,729	34,592	4,894

Total current liabilities	192,124	242,813	34,367

Non-current liabilities
Lease liabilities (1)	—	1,645	233
Other non-current liabilities	—	6,334	897

Total non-current liabilities	—	7,979	1,130

TOTAL LIABILITIES	192,124	250,792	35,497

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	344,876	—	—
Series B convertible redeemable preferred shares	400,476	—	—
Series C convertible redeemable preferred shares	485,302	—	—
Series C1 convertible redeemable preferred shares	117,973	—	—
Series C1+ convertible redeemable preferred shares	92,966	—	—
Series D convertible redeemable preferred shares	438,439	—	—
Series D1 convertible redeemable preferred shares	66,958	—	—

TOTAL MEZZANINE EQUITY	1,946,990	—	—

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (US$0.0001 par value, 930,963,910 and 1,500,000,000 shares authorized as of December 31, 2019 and June 30, 2020, respectively, 285,428,430 issued and 260,000,000 outstanding as of December 31, 2019 and 941,464,520 shares issued and 917,268,190 shares outstanding as of June 30, 2020, respectively).	189	640	91
Treasury stock	(18)	(17)	(2)
Additional paid in capital	—	2,392,264	338,603
Accumulated deficit	(2,003,031)	(2,227,360)	(315,262)
Accumulated other comprehensive income	4,429	10,881	1,540

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(1,998,431)	176,408	24,970

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	140,683	427,200	60,467

(1)

The Company has adopted ASC No. 2016-02, Leases “ASU 2016-02” beginning January 1, 2020 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The only major impact of the standard is that assets and liabilities amounting to RMB12 million respectively were recognized beginning January 1, 2020 for leased office space with terms of more than 12 months.

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	222,166	366,435	344,144	48,710	482,385	710,579	100,576
Podcast, advertising and other revenues	2,810	3,835	6,781	960	4,222	10,616	1,503

Total net revenues	224,976	370,270	350,925	49,670	486,607	721,195	102,079
Cost of revenues (1)	(160,716)	(297,384)	(265,191)	(37,535)	(344,715)	(562,575)	(79,627)

Gross profit	64,260	72,886	85,734	12,135	141,892	158,620	22,452

Operating expenses (1)
Selling and marketing expenses	(69,567)	(35,745)	(31,176)	(4,413)	(121,435)	(66,921)	(9,472)
General and administrative expenses	(9,657)	(26,392)	(24,775)	(3,507)	(16,816)	(51,167)	(7,242)
Research and development expenses	(33,088)	(58,447)	(54,815)	(7,759)	(62,107)	(113,262)	(16,031)
Total operating expenses	(112,312)	(120,584)	(110,766)	(15,679)	(200,358)	(231,350)	(32,745)
Operating loss	(48,052)	(47,698)	(25,032)	(3,544)	(58,466)	(72,730)	(10,293)

Interest income/(expenses), net	93	(87)	(682)	(97)	179	(769)	(109)
Foreign exchange gains/(losses)	904	(638)	(8)	(1)	(30)	(646)	(91)
Investment income	—	5	390	55	—	395	56
Government grants	3,771	1,857	3,782	535	4,380	5,639	798
Others, net	(867)	(1,674)	(478)	(68)	(1,585)	(2,152)	(305)

Loss before income taxes	(44,151)	(48,235)	(22,028)	(3,120)	(55,522)	(70,263)	(9,944)

Income tax expenses	—	—	—	—	—	—	—

Net loss	(44,151)	(48,235)	(22,028)	(3,120)	(55,522)	(70,263)	(9,944)

Accretions to preferred shares redemption value	(71,373)	(154,066)	—	—	(205,290)	(154,066)	(21,807)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(115,524)	(202,301)	(22,028)	(3,120)	(260,812)	(224,329)	(31,751)

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(44,151)	(48,235)	(22,028)	(3,120)	(55,522)	(70,263)	(9,944)
Other comprehensive income/(loss):
Foreign currency translation adjustments	1,101	6,571	(119)	(17)	149	6,452	913

Total comprehensive loss	(43,050)	(41,664)	(22,147)	(3,137)	(55,373)	(63,811)	(9,031)

Accretions to preferred shares redemption value	(71,373)	(154,066)	—	—	(205,290)	(154,066)	(21,807)
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(114,423)	(195,730)	(22,147)	(3,137)	(260,663)	(217,877)	(30,838)

Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.44)	(0.27)	(0.02)	(0.00)	(1.00)	(0.27)	(0.04)
—Diluted	(0.44)	(0.27)	(0.02)	(0.00)	(1.00)	(0.27)	(0.04)
Weighted average number of ordinary shares
—Basic	260,000,000	758,726,397	921,450,258	921,450,258	260,000,000	840,088,328	840,088,328
—Diluted	260,000,000	758,726,397	921,450,258	921,450,258	260,000,000	840,088,328	840,088,328
Net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(8.89)	(5.33)	(0.48)	(0.07)	(20.06)	(5.34)	(0.76)
—Diluted	(8.89)	(5.33)	(0.48)	(0.07)	(20.06)	(5.34)	(0.76)
Weighted average number of ADS
—Basic	13,000,000	37,936,320	46,072,513	46,072,513	13,000,000	42,004,416	42,004,416
—Diluted	13,000,000	37,936,320	46,072,513	46,072,513	13,000,000	42,004,416	42,004,416

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	—	5,156	4,797	679	—	9,953	1,409
Selling and marketing expenses	—	869	827	117	—	1,696	240
General and administrative expenses	—	7,015	2,406	341	—	9,421	1,333
Research and development expenses	—	5,998	5,774	817	—	11,772	1,666

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	64,260	72,886	85,734	12,135	141,892	158,620	22,452
Share-based compensation expenses	—	5,156	4,797	679	—	9,953	1,409

Non-GAAP gross profit	64,260	78,042	90,531	12,814	141,892	168,573	23,861

Operating loss	(48,052)	(47,698)	(25,032)	(3,544)	(58,466)	(72,730)	(10,293)
Share-based compensation expenses	—	19,038	13,804	1,954	—	32,842	4,648

Non-GAAP operating loss	(48,052)	(28,660)	(11,228)	(1,590)	(58,466)	(39,888)	(5,645)

Net loss	(44,151)	(48,235)	(22,028)	(3,120)	(55,522)	(70,263)	(9,944)
Share-based compensation expenses	—	19,038	13,804	1,954	—	32,842	4,648

Non-GAAP net loss	(44,151)	(29,197)	(8,224)	(1,166)	(55,522)	(37,421)	(5,296)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(115,524)	(202,301)	(22,028)	(3,120)	(260,812)	(224,329)	(31,751)
Share-based compensation expenses	—	19,038	13,804	1,954	—	32,842	4,648
Accretions to preferred shares redemption value	71,373	154,066	—	—	205,290	154,066	21,807

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders	(44,151)	(29,197)	(8,224)	(1,166)	(55,522)	(37,421)	(5,296)

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.17)	(0.04)	(0.01)	(0.00)	(0.21)	(0.04)	(0.01)
—Diluted	(0.17)	(0.04)	(0.01)	(0.00)	(0.21)	(0.04)	(0.01)
Weighted average number of ordinary shares
—Basic	260,000,000	758,726,397	921,450,258	921,450,258	260,000,000	840,088,328	840,088,328
—Diluted	260,000,000	758,726,397	921,450,258	921,450,258	260,000,000	840,088,328	840,088,328
Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(3.40)	(0.77)	(0.18)	(0.03)	(4.27)	(0.89)	(0.13)
—Diluted	(3.40)	(0.77)	(0.18)	(0.03)	(4.27)	(0.89)	(0.13)
Weighted average number of ADS
—Basic	13,000,000	37,936,320	46,072,513	46,072,513	13,000,000	42,004,416	42,004,416
—Diluted	13,000,000	37,936,320	46,072,513	46,072,513	13,000,000	42,004,416	42,004,416